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                                   EXHIBIT 28





           Robert E. Radway                              Embargo until
           602/ 207-5794                                 8:00 a.m. (E.D.T.)
                                                         7/19/94



                           GFC FINANCIAL CORPORATION

                    REPORTS SIGNIFICANT INCREASE IN EARNINGS

                             FOR THE SECOND QUARTER



PHOENIX, Arizona, July 19, 1994 -- GFC Financial Corporation (NYSE:GFC) today reported results for the second quarter and six months ended June 30, 1994.

         Income from continuing operations was $17.3 million ($0.73 per common share) compared to $10.3 million ($0.48 per common share) for the second quarter of 1993, a 68% increase in income from continuing operations and a 52% increase in earnings per common share. The 1994 results include income for a full quarter from Ambassador Factors ("Ambassador"), the factoring and asset based lending company acquired on February 14, 1994, and two months of income from TriCon Capital ("TriCon"), which was acquired on April 30, 1994.

         Net income for the second quarter of 1994 was $17.3 million ($0.73 per common share) compared with $13.2 million ($0.62 per common share) for the comparable period in 1993, an increase of 31% in net income and 18% in earnings per common share. The 1993 results included $2.9 million of income ($0.14 per common share) from Verex Assurance, Inc., the discontinued mortgage insurance subsidiary that was sold in July 1993.

         Sam Eichenfield, Chairman and Chief Executive Officer of GFC, said:
"The Company's operations have expanded significantly with the acquisitions of Ambassador and TriCon in 1994 and the improved results for the second quarter reflect the contribution of these two operations. Additionally, we expect our recently announced cost saving initiatives at TriCon, which are expected to result in personnel reductions of at least 10% over the next several months, to contribute to the future performance of the Company."





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         Although average outstanding shares for the period were 23.7 million due to a May 1994 secondary stock offering, Eichenfield went on to state that he considered it most appropriate to view the quarterly earnings in the context of having 28.4 million outstanding shares, the actual amount at June 30, 1994. (Using this base, GFC's earnings were $0.61 per share, an increase of 27% over the year-earlier period). "Obviously, we are pleased by this strong per share increase which comes just after increasing our outstanding shares by 40%."

         Portfolio quality, (nonearning assets as a percent of funds employed) continues to remain at historic levels and was 3.7% of funds employed at June 30, 1994, an improvement from 3.8% at the end of the first quarter of 1994. Nonearnings, measured as a percent of funds employed and securitizations, declined further to 3.4% at June 30, 1994.

         Interest margins earned, which drive GFC's performance, were strong at 6.0% of average earning assets. This measurement compares to 5.4% for the 1993 period and reflects the contributions of the acquisitions made in 1994 as well as the continuing strong returns of the core financial operations. The strong interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses").

         The higher loss provisions are attributable to the operations of the acquisitions made in 1994 and are consistent with the dynamics and loss experience of the businesses acquired.

         The higher operating expenses are attributable primarily to the acquisitions of TriCon and Ambassador in 1994. The running rate of these expenses (measured as a percent of interest margins earned) declined to 47.2% (for the combined entities) in 1994 from 47.5% for GFC (which excluded TriCon and Ambassador) in 1993. The recently announced cost saving initiatives are expected to reduce this running rate for expenses even further in the future.

         Earnings also benefited from strong portfolio growth (new business volume was up by 99% to $699 million for the first six months of 1994 from $352 million for the 1993 period) and securitization gains of $4.0 million ($2.4 million after-tax) generated by TriCon in the second quarter.

         Income taxes were higher due to higher tax rates in effect during the second quarter of 1994 and to higher income before taxes.

         GFC Financial Corporation, with assets in excess of $5.0 billion, is a Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. GFC also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.

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